Exhibit 7

Annex IV

Form of Amended Bylaws of Telecom Argentina.

Annex IV: Form of Amended Bylaws of Telecom Argentina.

Section One: The company incorporated under the name “Sociedad Licenciataria Norte Sociedad Anónima”, and later named “Telecom Argentina Stet-France Telecom S.A.”, continues its operation under the name “TELECOM ARGENTINA S.A.” with its registered offices in the city of Buenos Aires. ~~Pursuant to the resolution adopted at the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2003, the company is a “Company Excluded from the Optional Statutory Regime of Mandatory Tender Offers”.~~ The domicile of the company shall not be moved outside the Republic of Argentina except upon prior authorization by the competent authority or by any authority that may replace it in the future.

Section Four: Changes in corporate capital as they arise from increases filed with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offer.

The corporate capital is represented by Class “A”, “B” ~~and~~ ,”C” and “D”, all shares of common stock, in book-entry form, with a par value of ONE PESO each and entitled to one vote per share. For as long as Class “A” represents at least 15% of the Company’s common stock, approval by a Class “A” special shareholders´ meeting shall be required to pass any shareholders resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except that no approval by a Class “A” special shareholders meeting will be necessary for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) for as long as Class “A” represents less than 20% of the Company’s common stock. In addition, for as long as Class “D” represents at least 15% of the Company’s common stock, approval by a Class “D” special shareholders meeting shall be required to pass any shareholders resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except that no approval by a Class “D” special shareholders meeting will be necessary for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) for as long as Class “D” represents less than 20% of the Company’s common stock. The above referred special shareholders meetings shall be held pursuant to Section 250 of Law No. 19,550.

Class “A”, ~~Class “B” and Class~~ “C” and “D” Shares of common stock are convertible into Class “B” Shares of common stock ~~shares of common stock of another Class~~ with equal political and economic rights, at a ratio of one to one, at any time, by demand of the holder of one or more shares of common stock who wishes to convert them into another class, through a notice addressed to the Board of Directors. For such purpose, the following procedure shall apply: (i) the registered shareholder shall deliver to the Board of Directors a notice including, in the case of an individual, his/her first and last names, ID number, real domicile and special domicile, and in the case of legal entities, its complete legal name, real domicile and special domicile, and in both cases, if applicable, its tax payer identification number and the number of ~~Class “A”, Class “B” or Class “C”~~ shares of common stock~~, as~~ of the ~~case may be,~~Class held by such shareholder as of that moment, the number of shares which conversion is requested, and the balance of shares of common stock of that Class which such shareholder would hold once the conversion transaction is finished. The request shall be signed by the registered shareholder or the registered shareholder’s representative authorized by a letter certified by a bank or a Notary Public. Such request shall constitute an irrevocable instruction for the Board of Directors to follow the procedure set forth in this Section Four until the shares’ exchange, which shall be definitive; (ii) such request shall remain on hold if it is submitted once a call to a shareholders’ meeting of the Company has been published, in which case the conversion request shall be considered following such shareholders meeting; (iii) at its first meeting following receipt of the conversion request, the Board of Directors shall pass a resolution on such request and shall notify the new capital structure to the applicable controlling authority; (iv) the Board of Directors shall immediately request Caja de Valores S.A., which is in charge of the Company’s Stock Ledger, to lock the shares, and shall notify the conversion to the Comisión Nacional de Valores (“CNV”) and the Bolsa de Comercio de Buenos Aires (“BCBA”) so that they may grant the authorization of public offering transfer and listing transfer, respectively; and (v) once the authorizations are obtained, Caja de Valores S.A. shall register the shares conversion in the Company’s

Stock Ledger. (THIS COMPARISON IS BASED ON SECTION FOUR OF THE AMENDED BYLAWS APPROVED BY THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON MAY 23, 2017, WHICH REGISTRATION IS PENDING).

Section Five: Shares of common stock to be issued in the future shall be Class “A”, “B”,~~and~~ “C” or “D” book-entry shares, having the same characteristics as those already issued and observing the laws and regulations in force. In any issue of shares of common stock, the proportion existing between Class “A”, “B” ~~and~~ “C” and “D” shares at the time of holding the Shareholders’ Meeting that provides for such issue shall be maintained, except if the meeting decides to act in accordance with the second paragraph of section 194 of Law 19,550. The Meeting may also decide on the issue of book-entry preferred shares. Preferred shares ~~shall~~may be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms set forth upon their issue.

The Extraordinary Shareholders´ Meeting may approve the issuance of dividend certificates (“bonos de goce”) pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws, which dividend certificates shall have the rights granted to them herein and in their terms and conditions of issuance. The Extraordinary Shareholders´ Meeting may also decide the total or partial amortization of any paid in shares, pursuant to Section 223 of Law No. 19,550 and, in case of total amortization of shares, the Company shall issue dividend certificates in favor of the holders of totally amortized shares, pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. If the amortization of shares is made with the consent of the holder of such shares, no raffle or pro rata basis for its implementation will be necessary. In addition, if the Extraordinary Shareholders Meeting approves the creation of an unavailable reserve with liquid and realized profits for an amount equal to the par value of the shares to be cancelled, then the Extraordinary Shareholders Meeting may decide that no capital reduction is necessary and that the shares that remain outstanding may increase their par value so that they may represent by themselves in the aggregate the Company’s capital stock. The Extraordinary

Shareholders’ Meeting shall determine the terms and conditions of issuance of any dividend certificates that it may decide to issue, including the determination of a maximum amount of dividends to be earned during their term of duration, their term of duration, and the terms and conditions of payment, including their payment currency and the protections that the shareholders’ meeting may provide for the receipt of such dividends in the applicable currency. Such dividends may be fixed, variable, eventual or contingent on any event that the shareholders meeting may determine, or any combination of the above, with or without a preference or priority with respect to dividends to be earned by one or more classes of shares of the Company.  The dividend certificates may be issued as certificated securities or book-entry securities, and they shall be registered and non-endorsable.  The Company shall be in charge of the registration of (i) the ownership of the dividend certificates and (ii) the dividend payments made to them. The dividend certificates may be totally o partially redeemable at the Company’s exclusive option and pursuant to the terms and conditions to be set forth by the Extraordinary Shareholders Meeting for such purpose. The Extraordinary Shareholders Meeting shall also determine the rights that may correspond to each class of dividend certificates with respect to the Company’s liquidation proceeds, including the right of preference or priority in the liquidation proceeds vis a vis one or more classes of shares of the Company, once the par value of such class or classes of shares is reimbursed.  Once the dividend corresponding to the dividend certificates is received, the dividend certificates shall have no right to participate in any other payment or distribution to be made by the Company, during its normal course of business or at its liquidation. The dividend certificates shall have no right to any liquidation proceeds, liquidation dividend or similar if the Company is dissolved without liquidation as a result of being merged into another company that will become its successor, as there is no liquidation of the Company, without detriment to the rights of the dividend certificates to receive dividends pursuant to their terms and conditions of issuance.  The Extraordinary Shareholders Meeting that decides the amortization of shares and the issuance of dividend certificates pursuant to the terms of Section 228 of Law No. 19,550, may authorize the Directory to issue any kind of dividend certificate pursuant to the terms and conditions that such Shareholders Meeting may determine. Neither the dividend certificates nor their holders shall have any preemptive right or right of accrual, nor any right to subscribe new shares of any class or any dividend or participation certificates. (THIS COMPARISON IS BASED ON SECTION FIVE OF THE AMENDED BYLAWS APPROVED BY THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON MAY 23, 2017, WHICH REGISTRATION IS PENDING).

Section Seven: In case of delay in the payment of capital, the Board of Directors may choose any of the following alternatives: a) provide that the relevant subscription rights be sold by public auction or through a stock broker in case of tradeable shares, in which case the delinquent subscriber shall pay for the auction or brokerage expenses and the penalty interest, notwithstanding its liability for damages; b) declare the lapsing of such subscription rights, which penalty shall be effective after demanding payment for a maximum term of thirty days, implying the loss of all sums paid; or c) enforce performance of the subscription agreement and the relevant damages.

Section Eight: Pre-emptive right for the subscription of new issues of shares of common stock shall be governed by section 194 of Law 19,550. In case of an issue of shares of the ~~three~~four classes provided for in section four hereof, the accretion right shall be limited to the shares of the relevant class which have not been subscribed for. If, once the right of first refusal has been exercised, there still remain Class “B” or “C” shares to be subscribed for, the same may be subscribed for by shareholders of the ~~three~~other classes, indistinctly, in proportion to the shares they have subscribed for on such occasion. Only when there still remain shares for subscription after the exercise of the abovementioned rights, the same can be offered to third parties.

Section Ten: The company is managed and administered by a Board of Directors consisting of ~~such number of members as determined at the shareholders’ meeting, which must be no less than three and no more than~~ eleven ~~.~~to seventeen members. Such members hold office for the term of three fiscal years. At the shareholders’ meeting, the shareholders must designate the same or a lesser number of alternate members for the same term in order to fill any vacant member position which may arise, following the order or method indicated at the meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall designate a Chairman and a Vice-Chairman. The Vice-Chairman shall replace the Chairman in case of the latter’s absence or inability to act as such. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than twelve-calendar days’ notice to deal with ordinary matters and upon no less than three-calendar days’ notice for urgent matters. For such purpose, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to members of the Board at their special domiciles by certified mail, acknowledgment of receipt requested, or by any other effective means, including by telex. Such notice must state the date, time and place of the meeting as well as the agenda thereof. Prior notice for such meetings shall not be necessary if all of the members of the Board of Directors are present. The Board of Directors can only hold a meeting if a majority of its members, who shall constitute a quorum, are in attendance and may pass resolutions by a plurality vote of those members present. In case of a tie vote, the Chairman shall have two votes., except that approval of the Special Majority Matters listed below shall also require: (a) the affirmative vote of at least one director nominated by Class A for appointment by the general shareholders meeting; and (b) the affirmative vote of at least one director nominated by Class D for appointment by the general shareholders meeting. If there is a tie in a vote at a meeting of the Board of Directors, where the Vice-Chairman replaces the Chairman, the Vice-Chairman shall not have two votes. The Board of Directors may also hold meetings with its members communicated via videoteleconference, in which case both physical and remote participation shall be considered for the purpose of establishing a quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the supervisory committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those participating remotely and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Under the terms of section 270 of Law 19,550, the Board of Directors may designate the General Manager (CEO) as well as special managers (special executive officers) who are not required to be Company Directors. The following matters are Special Majority Matters subject to the special majority rules set forth in this Section:

(i)                                    any change, amendment, complement or replacement of the bylaws or any other organizational document of the Company or any Controlled Company;

(ii)                                 Any material change in the business management of the Company or any Controlled Company that is not related to the provision of video, telephony, data and other related services, or any new service provided by similar information technology and communications companies in other markets, and other businesses reasonably related thereto;

(iii)                              the hiring of any officer or employee of the Company or any Controlled Company to work in a key position such as: Director or Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Technical Officer (CTO), Chief Financial Officer (CFO) or any other officer or employee of the Company or any Controlled Company who reports directly to the Director or Chief Executive Officer (CEO) or to the Company’s Vice-Chairman, or reports jointly to the Director or Chief Executive Officer (CEO) and the Company’s Vice-Chairman or the Sub-Chief Executive Officer, if any, such as the Internal Auditor (or, in any case, any other officer or employee who holds responsibilities similar to those of the above mentioned positions) or any other position expressly designated as a key position, such as the Purveyance Director, Legal Affairs Director, Human Resources Director, Director of Regulatory Matters and Institutional Relations Director, and the dismissal of the Chief Financial Officer and the internal auditor.

(iv)                              Any replacement of the Company’s external auditors or tax advisors, except if any of Deloitte Touche Tohmatsu, PricewaterhouseCoopers, KPMG or EY are appointed;

(v)                                 The creation of any Committee of the Board of Directors of the Company or any Controlled Company, or the increase or reduction of the powers of any existing committee of the Board of Directors of the Company or of any Controlled Company:

(vi)                              Any merger by absorption or regular merger of the Company or any Controlled Company in one transaction or a series of related transactions, or the acquisition of assets (including capital stock -as such term is hereinafter defined- or other securities) by the Company or any Controlled Company, in which the Company or any Controlled Company’s capital stock is used as consideration, except for the merger of the Company with Cablevisión Holdings S.A. where (1) the Company is the surviving company, (2) no assets or liabilities other than shares issued by the Company and existing liabilities of Cablevision Holdings S.A. in minimum quantities not exceeding US$1 million are transferred to the Company, (3) no economic or political dilution affects the Company’s shareholders because of the exchange ratio of shares issued by Cablevisión Holdings S.A. to shares issued by the Company or for any other reason as a result of the merger; and (4) the merger qualifies as a tax free reorganization pursuant to Argentine law.

(vii)                           Any acquisition by the Company or any Controlled Company, in one transaction or a series of related transactions (except with any Subsidiary of the Company) of assets (including capital stock or other securities), other than acquisitions in which all payments or the assets’ fair Market Value do not exceed U$S 50 million.

(viii)                        Any act of disposition of assets by the Company or any Controlled Company in one transaction (except with a wholly owned Subsidiary (except for the minimum number of shares necessary to comply with the requirement of a second shareholder)) in which the Market Value of the assets exceeds U$S30 million, except when such disposition is required by a competent governmental authority’s order;

(ix)                              the issuance, delivery, offer, sale, acquisition, redemption or purchase by the Company or any Controlled Company of shares of any class or series of its Capital Stock or other securities convertible into, or exercisable or exchangeable for, or options, warrants or rights of any kind to subscribe or acquire, shares of any class or series of its Capital Stock or other securities or any share restructuring, subdivision, recapitalization, combination or reclassification of the Capital Stock of the Company or any Controlled Company, or the entering into any agreement, contract, engagement or undertaking relating to the above;

(x)                                 The adoption of any equity compensation program for directors and officers of the Company that provides for the issuance of securities or rights under their Market Value or that, once issued or exercised, would represent more than two percent (2%) of the Capital Stock of the Company or U$S 5 million;

(xi)                              The commencement of an insolvency proceeding (concurso) by the Company or the entering into a debtor relief private agreement (acuerdo preventivo extrajudicial) pursuant to the Argentine insolvency law, or any other action filed pursuant to any other insolvency or bankruptcy law of Argentina or any other place, or the Company or any Controlled Company’s acknowledgement in writing of the bankruptcy, insolvency, state of default or general inability to pay its debts when due.

(xii)                           The incurring of indebtedness by the Company or any Controlled Company, except for Debt that, once added to any other outstanding Debt of the Company and its Controlled Companies (net of any cash deposits in custody solely allocated to pay Debt) does not exceed three (3) times the Company’s consolidated EBITDA for the twelve (12) month period immediately prior to the incurring of such Debt for which the Company’s consolidated financial statements are available;

(xiii)                        The creation or imposition of a Lien over any asset of the Company or any Controlled Company with a Market Value exceeding U$S 30 million, except for those liens especially approved as part of the Capital Expenditures or assets acquisition authorization.

(xiv)                       the granting of a loan or an advance payment to any person or the granting of a guarantee of the obligations of a person, except for (A) the guarantee of a Controlled Company’s Debt allowed under paragraph (xii) of this Section, or (B) any commercial advance payment previously approved in connection with projects approved under paragraphs (vii) or (xv) of this Section, or (C) commercial advance payments to the Company’s or any Controlled Company’s suppliers not exceeding U$S 20 million in the aggregate in one transaction or a series of transactions;

(xv)                          The approval of Capital Expenditures exceeding U$S 1 million in the aggregate in any applicable fiscal year, except for those Capital Expenditures necessary to maintain the proper functioning of the Company’s premises, equipment and systems, including the renewal and replacement of obsolete material;

(xvi)                       Any contractual agreement or other engagement by which the Company or its Controlled Companies assume payment obligations exceeding (i) U$S 5 million (or its equivalent in another currency) in connection with transactions that are not in the ordinary course of business and (ii) U$S 30 million in connection to transactions in the ordinary course of business, and in each case, that are not subject to another paragraph of this Section;

(xvii)                    The approval of transactions with any person that is controlled by, or controls, or is under common control with a Shareholder;

(xviii)                 The decisions relating to the consolidation of operations between the Company and its Controlled Companies, except in those cases in which the shareholders are not politically or economically diluted and where there is no transfer or assumption of liabilities of third parties nor transfer or assumption of a negative net worth;

(xix)                       The approval during any fiscal year of (i) any increase in the CEO’s compensation exceeding 10% in real terms after considering the effects of inflation in U.S. dollars or Argentine pesos depending on the currency in which the applicable compensation is determined and (ii) any increase in the compensation of those employees or officers who occupy key positions in the Company or any Controlled Company if following such increase the annual compensation of such employee for such fiscal year exceeds 80% of the CEO’s annual compensation for such fiscal year in real terms.

(xx)                          The approval of new Business Lines or the discontinuation of Business Lines of the Company or any Controlled Company;

(xxi)                       Any amendment to the dividends policy, or the entering into contracts or agreements imposing restrictions or conditions for the approval or payment of dividends or any distribution to the Shareholders;

(xxii)                    The filings or requests or petitions for approval of the registration or registration’s cancellation of securities with local or international governmental entities, or the listing or listing’s cancellation of securities tradable at local or international securities markets.

(xxiii)                 The approval of the Annual Consolidated Budget and the Business Plan of the Company and its Controlled Companies, except when it has been approved unanimously at the Company’s Executive Committee.

For purposes of these bylaws, the following terms shall have the meaning assigned to each of them below:

“Affiliate” means, with respect to a specified person, any other person that, at the date of determination of its condition as Affiliate, directly or indirectly, through one or more intermediates, Controls or is Controlled by or is under the common Control with the Person specified; provided that no shareholder shall be considered an Affiliate of any of the other Shareholders due to the sole fact of having made an investment in the Company; and further provided that neither the Company nor any Controlled Company shall be considered an Affiliate of a Shareholder.

“Capital Stock” of a person means any and all shares, rights, purchase rights, warrants, equity securities, convertible notes, options, participations, rights thereto or similar rights (whatever their name) of the capital stock of such Person, or other equity participations, including partnership or membership interests, whether limited or unlimited, in such Person, and also including any preferred share and all rights, warrants or options convertible into such shares of capital stock, whether they are outstanding as of the date of the trust agreement or are issued thereafter.

“Control” means, with respect to any Person (except an individual), the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of securities, membership interests or shares with a right to vote or by contract or otherwise.

“Debt/EBITDA Ratio” means, with respect to the Company, at any moment, the ratio of its net consolidated Debt, as of the date of the Company’s most recent available consolidated balance sheet, to its consolidated EBITDA for the four most recent quarters for which income and cash flow statements are available for such Person, prepared in accordance with Argentine GAAP on the basis of the most recent accounting statements published by the Company.

“Debt” means, with respect to any person at the time of determination, without duplication, (a) all obligations of such person for borrowed money (including overdraft) or for the deferred purchase price of property or services, excluding commercial debts and other obligations (including pending payments) incurred in the ordinary course of business (evidenced or not by a promissory note), but including, among others, all obligations of such Person, contingent or otherwise, in connection with letters of credit and acceptances issued pursuant to letters of credits, bankers’ acceptance lines or similar, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person incurred in or arising from a conditional sale agreement or other title retention agreement relating to property acquired by such person (even when pursuant to the agreement the rights and actions of the seller or lender in case of breach are limited to recovering the possession of the asset or its sale), but excluding commercial obligations incurred in the ordinary course of business; (d) all capital lease obligations of such person, (e) any debt of other persons referred to (but not excluded from) in (a) to (d) above and all dividends of other Persons, which payment is guaranteed (or with respect to which such debt’s creditor has a right, contingent or otherwise, to be guaranteed) by means of a lien created on or relating to an asset (including, among others, accounts and contractual rights) owned by such person, even when such person has not assumed or accepted responsibility for the payment of such debt (considering that the amount of the obligation thus guaranteed is lower than the value of such asset), (f) all guarantees granted by such person of the debt referred to in this definition corresponding to any other person, (g) all the capital stock of such person that may be rescued, valued at the highest price between the maximum determined voluntary and involuntary repurchase price, plus all accrued and unpaid dividends; (h) all obligation of such Person arising from or in connection with interest rates or currency exchange rates agreements; and (i) the seller’s financing. For purposes of this definition, the “maximum determined repurchase price” of the capital stock that may be subject to redemption and does not have a determined purchase price shall be the fair market value of such capital stock subject to redemption. The fair market value shall be determined in good faith by the Company’s Board and shall be reflected in a Board resolution. The Debt shall not include (a) obligations of any Person (i) that arise from a bank or other financial entity’s payment of a check, transfer or similar instrument that may have been issued without funds in the ordinary course of business, as long as such obligations terminate within two (2) business days of having been incurred, unless they were covered by an authorization to overdraw, (ii) derive from an endorsement for the collection of titles of credit, in the ordinary course of business and pursuant to business practices applied in the past and (iii) derived from stand-by letters of credit if they are guaranteed with cash or equivalents and (b) obligations derived from guarantees of compliance, performance or surety bonds, performance insurance, guarantees or court bonds, letters of credit or other similar obligations incurred in the ordinary course of business.

“EBITDA” means the sum for the Company and its subsidiaries, calculated in accordance with Argentine GAAP, of Consolidated Net Earnings, excluding extraordinary results and Affiliates’ results, plus financial revenue (expenditure), income taxes, other items that do not constitute cash and depreciation and amortization expenses corresponding to the applicable period of time.

“Capital Expenditures” means, with respect to any Person during any period, the amount of all expenditures directly or indirectly made as equipment, physical assets, real estate property or improvements made on them or on the goods that replace them, which have been accounted for as additions in the capital goods in the consolidated balance sheet prepared in accordance with the Argentine GAAP, applicable as of the time of their determination.

“Lien” means any mortgage, pledge, guaranty right, charge, claim, attachment, option, security interest, encumbrance, privilege, restriction (including any shareholders agreement or voting trust), or any other restriction of any type, in each case created or perfected with the purpose of guaranteeing financial debt or financial obligations or with any other purpose.

“Market Value” means, with respect to the Company, the Company’s shares or any other asset or good (including securities), the cash price at which a seller would be ready to sell and a buyer would be ready to buy in an arm’s length transaction, being each of the parties free from any pressure or coercion to buy or sell, in each case pursuant to the assessment made by an independent investment bank selected by the Company.

“Argentine GAAP” means generally accepted accounting principles in Argentina, from time to time.

“Subsidiary” means, with respect to any specified person, any other person in which at least 50% of its capital stock or stocks with the right to vote belong, directly or indirectly, to the specified person and/or one or more of its Subsidiaries.

“Material Subsidiary” means a Company’s Subsidiary which assets, considered either individually or in a consolidated manner, as of the date of the most recent audited consolidated balance sheet as of the date of determination, represent at least 10% of the Company’s consolidated assets.

Section Ten Bis: The company shall have an Audit Committee ~~under the terms of Section 15 of Decree N° 677/01~~pursuant to applicable rules. Such Committee shall act as a group and be composed of no less than three Directors who will be appointed by the Board of Directors by a simple majority of votes. The majority of the members of the

Audit Committee must be independent directors, according to the standards set forth by the Comisión Nacional de Valores. The Board of Directors shall issue rules concerning the composition, powers, operation and other particularities of the Audit Committee, which shall be governed by the provisions of the law, the bylaws and the rules of the Comisión Nacional de Valores.

Section Eleven: Regular and Alternate Directors shall be elected and removed by the Ordinary Meeting of Shareholders on the plurality vote of the holders of the ~~three~~four classes of shares.

Section Thirteen:  The Board of Directors has all the powers to administer and dispose of assets, including those for which the law requires the granting of special powers of attorney, pursuant to section ~~1881~~375 of the Federal Civil and Commercial Code and section 9 of Decree-Law 5965/63. Accordingly, it may, on behalf of the company, do any legal act in furtherance of the company’s purpose, namely, operate with Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and any other public or private credit institutions, establish agencies, branch offices and any other kind of representative office within the country or abroad; grant to one or more persons, judicial powers, even to file a criminal complaint, or extrajudicial powers for the purpose and with the scope it may deem convenient. The Chairman and the Vice Chairman of the Board of Directors~~, or his substitute, is the legal representative of~~ shall legally represent the Company jointly. Notwithstanding this, the company shall be represented in court by the Director or Directors, or the special agents, designated by the Board of Directors to such effect, who will have ample powers in this respect, even to ask and answer interrogatories on behalf of the company, with powers of substitution, if the Board of Directors so decides. The Board of Directors may designate an Executive Committee which, under the supervision of the former, shall engage in the management of the internal corporate affairs; the preliminary analysis of significant plans and initiatives to be submitted to the Board of Directors for approval; the follow-up of the Board of Directors’ decisions to supervise implementation and fulfillment thereof and the management of any transaction concerning the corporate ordinary affairs. The Executive Committee shall be composed of ~~three~~ five ~~(3~~5) regular directors. It shall meet at least ten (10) times a year and shall keep a minutes’ book for all its meetings. The Committee meetings shall be attended by all its members in person or via video or teleconference.  Decisions shall be unanimously adopted; if no unanimous decision is reached after two successive meetings, the matter shall be submitted to the consideration of the Board of Directors. The Board of Directors is empowered to approve the Executive Committee Rules for the purpose of determining the powers and governing the transactions of the Committee in accordance with the provisions of these By-laws~~.~~.

Section Fourteen: The supervision of the company is in the hands of a Supervisory Committee composed of ~~three or~~ five regular members and three or five alternate members whose number and election shall be determined by the Shareholders’ Meeting for the term of one fiscal year. The Supervisory Committee shall validly meet with the presence of a majority of its members and its resolutions shall be passed by a plurality vote of those members present, notwithstanding the rights of the withdrawing member. The Supervisory Committee shall elect its Chairman from its regular members, in the event the shareholders’ meeting has failed to do so. The alternate members of the Supervisory Committee shall fill any vacancy that may arise in the order or according to the method indicated by the Shareholders’ Meeting. The Supervisory Committee may be represented by any of its members at the meetings of the Board of Directors or Shareholders.